August 16, 2011

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EQ Advisors Trust – Post-Effective Amendment No. 83 to the Registration
Statement on Form N-1A (File Nos. 333-17217; 811-07953)

Ladies and Gentlemen:

We have acted as counsel to EQ Advisors Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP